Exhibit 99.1

POMDOCTOR LIMITED Initiates U.S. Market Preparation and Unveils Expansion Strategy

GUANGZHOU, China, August 27, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions, today announced the formal initiation of its U.S. market entry preparations, marking a decisive advancement in its global growth strategy.

As part of the initiative, Pomdoctor has recently commenced recruitment for core U.S.-based leadership and operational roles, completed an initial assessment of the U.S. healthcare market, and begun structuring a dedicated local compliance and regulatory framework. Concurrently, the Company is advancing product localization efforts and engaging in exploratory discussions with potential U.S. partners across the healthcare sector.

Pomdoctor U.S. expansion will follow a disciplined, multi-phase approach. The initial stage centers on pilot validation, including potential applications in remote patient monitoring (“RPM”) and chronic disease management. Upon successful pilot outcomes, the Company intends to deepen engagement with healthcare payers, healthcare providers and other ecosystem players, before progressively scaling toward broader commercial deployment across selected regional markets.

The U.S. initiative builds on Pomdoctor’s proven proprietary healthcare platform, extensive physician network, proprietary AI algorithms, wearable technologies and solid real-world data (“RWD”) infrastructure, all of which have been clinically validated and iteratively enhanced in the Chinese market. The Company believes these core competencies and the tested operating model are replicated and scalable in the U.S. and other international markets.

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented, “Our U.S. market preparation represents a pivotal milestone in translating our global strategy into execution. We are committed to a disciplined, measurable phase-driven entry, prioritizing local validation and ecosystem development before pursuing broader commercialization. Over the long term, we believe our U.S. operations will serve as a foundational pillar of our global predictive healthcare platform, establishing a replicable template for our expansion into additional high-value markets worldwide.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED

Investor Relations Department

Email: ir@7lk.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com